November 20, 2018

Daniel Sullivan
Chief Accounting Officier
InterCloud Systems, Inc.
1030 Broad Street
Suite 102
Shrewsbury, NJ 07702

       Re: InterCloud Systems, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Response Dated November 13, 2018
           Filed No. 001-36100

Dear Mr. Sullivan:

       We have reviewed your November 13, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 23, 2018 letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Exhibit Index, page 57

1. We reviewed your response to comment 3. Please file an amendment that includes the auditor's consent.
Consolidated Statements of Operations, page F-5

2. We reviewed your response to comment 5. Please file an amendment to correct loss per share amounts reported for 2016 and provide the disclosures required by ASC 250.
 Daniel Sullivan
InterCloud Systems, Inc.
November 20, 2018
Page 2


Exchange of term loan and Employee Warrants for Preferred Stock, page F-80

3. We reviewed your response to comment 8 and we reissue part of our previous comment. Please tell us how you determined the fair value of the Series K, L and M preferred shares. Additionally, please disclose the amount of gains or losses on similar transactions in future filings.
       You may contact Tony Watson, Staff Accountant, at (202) 551-3318 or William H.
Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman,
Staff Attorney, at (202) 551-3797 or Lisa Kohl, Legal Branch Chief, at (202) 551-3252 with any other questions.



FirstName LastNameDaniel Sullivan                             Sincerely,
Comapany NameInterCloud Systems, Inc.
                                                              Division of
Corporation Finance
November 20, 2018 Page 2                                      Office of
Consumer Products
FirstName LastName